

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Na Mei
Chief Financial Officer
Yiren Digital Ltd.
28/F China Merchants Bureau Building, 118 Jianguo Road
Chaoyang District, Beijing 100022
The People's Republic of China

> **Re: Yiren Digital Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-37657**

Dear Na Mei:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Finance